Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                          Subject Company:  RHBT Financial Corp.
                                                  Commission File No.  000-26905



        THE SOUTH FINANCIAL GROUP AND RHBT FINANCIAL CORPORATION ANNOUNCE
                            ASSET PURCHASE AGREEMENT

     Transcript of Conference Call held on August 26, 2002 at 11:00 A.M. ET


Moderator: Good morning and welcome to The South Financial Group's conference call to discuss its proposed Asset Purchase Agreement with the RHBT Financial Corporation. All participants will be on a listen-only mode until the question-answer session of the call. This conference is being recorded at the request of The South Financial Group. If you have any objections, you may disconnect at this time. I would like to introduce your conference host, Mr. Ed Matthews, Chief Financial Officer of the South Financial Group, and thank you, Mr. Matthews. You may begin.

Ed Matthews: Thank you. Good morning. This morning in a couple of minutes we're going to go over the proposed asset acquisition of Rock Hill Bank & Trust. Before I do that let me remind everyone that forward looking statements are being made today. They are subject to risk and uncertainties. The South Financial Group's actual results may differ materially from those set forth in such forward-looking statements. Reference is made to The South Financial Group's reports filed with the Securities and Exchange Commission for discussion of factors that may cause such differences to occur. In just a minute I'm going to turn the call over to Mack Whittle. Mack will talk about an overview of the transaction. Then I will talk briefly about the structure of the transaction and what we expect the P&L impact of the transaction to be. Then Mack will wrap up the call, and then we'll open it up for questions and answers. With that said, Mack, would you would like to go over the structure of the transaction?

Mack Whittle: Good morning. We are talking about Rock Hill Bank & Trust in Rock Hill, South Carolina. Rock Hill, South Carolina is approximately ten miles south of Charlotte for a little geography lesson. The company was founded in May of 1996. They operate three banking offices in York County; that is two in Rock Hill and one in Fort Mill. The transaction would elevate our market share to the number three position in York County with 15% of deposit share. As of June 30th, the company had $251 million in assets. They had $203 million in loans and $213 million in deposits. The South Financial Group was the largest shareholder owning 382,500 shares or approximately 22% of the company. The terms of the transaction are an asset purchase using The South Financial Group stock. We have entered into a non-binding Letter of Intent and anticipate having this Letter of Intent completed within the next ten days. Due diligence is ongoing and will continue. The Rock Hill Bank & Trust Financial Corporation will remain in place.

The structure of the deal, we will acquire substantially all of Rock Hill Bank & Trust's assets and liabilities. We will segregate the irregular loans into what we will call a bad bank and writedown to fair market value. This transaction will be a tax-free exchange. The purchase price is $8.6 million or $5 per share. There is an earnout equal to 30% of recoveries from certain charged-off loans and 50% of net recoveries under Rock Hill Bank & Trust blanket bond. Consideration is 430,017 shares of The South Financial Group. Netted for our current investment, that's 334,440 shares, again, net of The South Financial Group's investment in Rock Hill. The earnout will be paid in The South Financial Group's stock. We anticipate the closing to take place in the 4th quarter of this year, and the price to deposits, excluding broker deposits, is 5.1%. Now I'll ask Ed, if you would, to go over the financial impact.

Ed Matthews: On the 6th page, if you are following in the webcast, the First Call consensus estimate for us for 2003 is $1.59 with a 10% projected gross of that number for 2004. Our projections for 2003 use annualized year to date 2002 results for Rock Hill, and we're assuming a 8% earning assets growth and 10% growth in non-interest income and a 5% increase in non-interest expense. We anticipate that we will have 25% in annual cost savings off the year to date 2002 annualized number, that comes to roughly $1.3 million. We expect to realize a net interest margin on the assets purchased of 3.65% and a projected normalized loan charge-off rate of 50 basis points. This will translate into a core deposit premium based on the purchase price of roughly 3%, and we'll amortize that over 10 years using a sum of the years' digit basis.

On the next page of the web cast, you have what our estimates are: the $1.59 consensus for 2003, and then growing that 10% to $1.75 for 2004; and then what the pro forma combined looks like. It will add $.04 in 2003 for accretion of 2.6% and then a nickel in 2004. Mack, if you would like to talk about the market a little bit?

Mack Whittle: The purchase will add 3 banking offices in York County. Currently we have one office in York County with about $28 million in deposits so this should take our deposit market share in York County to 15%. As I mentioned earlier, that puts us number 3 in market share.

As I mentioned earlier, it is located in north central South Carolina, just southwest of Charlotte. The 5-year projected population growth exceeds 10%, and the Rock Hill area ranks number one among South Carolina counties in medium family incomes. So those of you who have followed our presentations in the past know that these are two criteria that we look at as we move into markets; that is, faster than U.S. average in population growth and faster than U.S. average in per capita income growth.

This enhances and accelerates the existing three-year plan to improve overall profitability. You have also heard us say in our previous calls that we will not do any acquisitions that are not accretive to those earnings goals that we have set forth, and this transaction, we feel, definitely is accretive to that. As I mentioned earlier, the transaction is structured so that we will minimize any potential unwanted liabilities. We have a due diligence team over there now that will continue that due diligence into September and, as I mentioned earlier, we hope to have the definitive agreement completed and signed in the next ten days to two weeks. With that I will open it up to questions.

Moderator: Thank you and at this time if you would like to ask a question, please press * and then 1 on your touch tone phone and at this time we will now take questions from analysts and once again at this time please press * and then 1 on your touch tone phone. Thank you. Our first question comes from Jeff Davis, and your line is open. Please state your company name.

Jeff Davis: Good morning. Jeff Davis, Midwest Research FTN. I am traveling so I do not have the webcast in front of me, so I apologize. Mack, how big is the potential or the bad loan portion that's going to be segregated?

Mack Whittle: I think the publicized write-down in the second quarter was about $13 million. Our crowd is in there now. You know it may be a little larger than that, it probably will be larger than that, but the exact amount is still somewhat in question. Mike Sperry is here with us, and his team has been over completing the due diligence, and we are not only reviewing the loans that the FDIC has identified, but we are also reviewing the entire portfolio. That should be completed later this week in time to get this definitive agreement completed.

Jeff Davis: Okay, and then Mack, just so I understand, or Mike: the bad loans, though, are going to come on our books eventually at some de minimis number?

Mack Whittle:  That's correct.

Jeff Davis: Okay, like nil or 20% of carrying value or original par? Is there a number that you can share?

Mike Sperry: We don't honestly have any numbers yet because we are still calculating it. Until we get the total, we don't know for sure but anything, for instance, that is classified as a loss will come over as a zero. Anything beyond that will be based on our valuation of the net present value of the assets so it will be virtually an asset-by-asset analysis, and we'll look at the potential collectibility, based on our definitions, and that's what they'll come over at.

Jeff Davis: Okay. So, Mike, if we've got $13 million, again in the scheme of things for you all it's still not going to be huge on the consolidated numbers, but if we wrote it down 50%, or if its net carrying value is 50%, we'll have net pick up at year end all else equal $5-$6 million in NPAs?

Mike Sperry: That's a number we're still trying to get our arms around. I don't anticipate it being any larger than that but that's interesting that you came up with a number similar to ours although we came up with it a different way.

Jeff Davis: Okay and then to the extent we've got recoveries going forward, you will issue the shares to satisfy the 30%, and if we've got recoveries on these loans then, as they are realized and assuming they are realized, it builds our reserves. Correct?

Mike Sperry:  Correct.

Jeff Davis:  Okay, thanks much.

Moderator: Thank you and our next question comes from Holly Clark and your line is open. Please state your company name.

Holly Clark: Thank you. This is Holly Clark from Scott & Stringfellow. Good morning. I had a question on the deposits. You threw out the figure, I think it was $213 million, which was their balance in June. Given the situation, could you give us a more recent deposit total? Has it changed much?

Mack Whittle: We don't have access in front of us today the balance sheet but just from what we've heard, they have had some deposits run off but it's been fairly minimal but I don't know exactly what that number is.

Holly Clark:  Okay, but they have not experienced a lot of withdrawals?

Mack Whittle: There has not been a lot of runoff and quite frankly that was the reason we went ahead and announced the non-binding Letter of Intent so that we could begin to create some stability in the marketplace from the future prospects of the company.

Holly Clark: Okay, how about the tax benefit? I think Rock Hill has $3.7 million in terms of their deferred tax asset. How will that be treated going forward and to what extent will you be able to use that to offset your own tax liability? Can you provide a little detail on the timing of that?

Ed Matthews: Holly, that is an excellent question, a fairly complicated one in how it gets supplied. If you run through the math of that, you can utilize that asset going forward for a 15 year limitation. And if you go through the math, the earnings relative to our earnings and capital base, that basically equates to a tax credit for us of about $80,000 a year.

Holly Clark:  For 15 years?

Ed Matthews:  Yes, ma'am.

Holly Clark: Okay and just a follow-up with Jeff's question on the recovery. How will that be handled from Rock Hill's point of view? For example, will you look at the recoveries on your charge-offs on a quarterly basis and then at the end of a quarter, pay that out in terms of shares or how will that work?

Mack Whittle:  The intent today is that we'll do it on a quarterly basis.

William Crawford: This is William Crawford. This would be subject to a definitive agreement which, as Mack said, we expect to enter into in 7-10 days but the way it is currently contemplated, we would take a look at the beginning of this period and then take a look at the end of the three-year period and then the difference or the recoveries of charged-off amounts or the reversals of amounts that have been reserved would be taken into account at the end of that three-year period, and they would receive 30% of that amount.

Mack Whittle: As William said, this is all subject to the definitive agreement which we really are just now getting into.

Holly Clark: Okay, just so I understand, the recovery portion that Rock Hill will be eligible for, none of that will be paid out in the form of shares for three years. Is that correct?

William Crawford:  That is correct.

Holly Clark: Okay, and then one last question, do you all have any idea whether or not Rock Hill stock is going to open?

Ed Matthews:  Holly, we do not.

Holly Clark:  Okay, just checking and that's all I had.  Thank you.

Moderator: Thank you and our next question comes from Ross Haberman and your line is open. Please state your company name.

Ross Haberman: How are you gentlemen? Haberman Brothers. Quick question on their blanket bond which you refer to. How big was that in dollars and what's the timing? I've seen certain circumstances where that could take at least a year or more to try to squeeze money out of the insurance companies. What's your thought on (1) how big their bond is and (2) how long that might take to collect on?

William Crawford: We're still wrestling and looking at that question. We don't have any definitive answers yet. From our perspective, we would get 50% of any net recoveries but in terms of answering how much and the timing, we don't know the answer to that at this point.

Ross Haberman: Okay, and just one other thing. The recoveries and the pay-outs, that will be based on, is there a set price for your stock or will it be whatever the price of your stock is when you have the amount on the blanket bond as well as the recoveries of the charged-off loans. How is that going to work?

William Crawford: Again, I would remind you that this is all subject to being set forth in a definitive agreement which has not been entered into yet but the Letter of Intent which has been filed provides that the amounts that will be paid under the earnout will be paid in TSFG stock, valued based on the 5 or 10 last trading days in the quarter immediately prior to the quarter in which the amount becomes payable. If you can imagine, we don't know exactly when the blanket bond earnout is going to be paid so if it becomes payable in a particular quarter, you would look at the last five trading days in the previous quarter and, with respect to the loss-recovery earnouts, that would be in the month preceding the quarter three years from now which it gets paid.

Ross Haberman: And that 30% and the 50% to Rock Hill is pre or post tax? Or that's their tax issue?

Ed Matthews:  That's their tax issue.

Ross Haberman:  Okay, thank you.

Moderator: Thank you and our next question comes from Todd Hagerman and your line is open. Please state your company name.

Todd Hagerman: Good morning, Todd Hagerman, Fox-Pitt Kelton. I was wondering if you could tell me what the current carrying value of the 22% ownership interest is and/or whether or not you expect any kind of impairment or asset write-down when the deal closes.

Ed Matthews: We are looking at that issue. Our cost basis in that 22% is $3.1 million. We have it on our books at June 30th at $5.5 million with the difference flowing through other comprehensive income because we carry that mark to market. We have been accounting for this using the cost method of accounting. That is how Anchor, which we inherited this stock through, accounted for it when they acquired Bailey, which is the genealogy how we got this thing back in 1999. We are still looking at what the issues are and we're talking with KPMG as to how we're going to account for this on a go-forward basis until we actually acquire and close on this deal. There is a possibility we maintain it under a cost basis that we would have a writedown at our $3.1 [million], we have $8 a share. Our offer is $5 so our writedown there of $3 a share would be about $1.2 million. Whether or not we flip to the equity method and account for it there is yet to be determined.

Todd Hagerman:  Okay, great, thank you.

Moderator: Thank you and our next question comes from John Kline and your line is open. Please state your company name.

John Klein: Sandler O'Neill. Good morning guys. Just a little question on the background of what exactly happened here at Rock Hill, you know the genesis of what caused them to get into so much trouble here with the capital and also you mentioned that you are going to keep management on or what are your plans as far as keeping employees in Rock Hill?

Mack Whittle: The history, I think, is pretty well documented in the news media with regard to the previous president of the company and the issues that he had around some irregular loans and I know the FBI and FDIC are pursing that independent of what we are doing. What our role is now is to go in and get this thing approved as quickly as we can so we can begin to shore up what issues are there, identify those loans that are irregular, identify the losses in those and then try to recover both for our benefit, as well as for the current Rock Hill shareholders' benefit. So that is pretty much where that issue resides.

We've been over and met with their employees. There obviously needs to be some leadership over there. They have a person over there running the company on a day-to-day basis who is very capable and, as far as we know, wants to stay on for awhile. As you know from our past acquisitions, we will put our credit people over there just as we have normally done after we have gotten all necessary approvals and we'll begin to operate that as a part of the Carolina First Bank within The South Financial Group. Mike Sperry will be very actively involved in the underwriting and the policies and the procedures, and they will become a part of us from that respect.

John Kline: As far as you guys can tell, these irregular loans were just primarily related to this president that's being investigated?

Mack Whittle: You know, from what we've learned and what we've read in the paper, the FDIC has been in there for quite some time and they think the issues can be resolved and that they reside within that one location.

John Kline: I also don't have a copy of the web cast unfortunately but when you were talking about the earnings accretion, is that something I can get my hands on at a later date and follow?

Ed Matthews:  Yes, it will be at our website.

John Kline: Okay, is it pretty straightforward? You know I kinda just heard you go through it in terms of the earnings accretion. Are you taking 25% cost savings from the annualized earnings from Rock Hill, is that right?

Ed Matthews: If you'll take their 10-Q that they filed last Monday, I believe, for the second quarter and the assumptions that we have laid out in the web cast, I think on page 6 or 7, you'll be able to do the math.

John Kline:  Great, thanks a lot.

Moderator: Thank you and just a reminder at this time, if you would like to ask a questions, please press * and then 1 on your touch-tone phone. Our next question comes from Ross Haberman and your line is open.

Ross Haberman: Ed, just a follow-up, if I may. The irregular loans that John was talking about, do you know how much of those make up the -- I think you threw out at least a $13 million writedown. How much of the $13 [million] were these irregular loans tied to this one president?

Ed Matthews: In the second quarter they took a provision for loan losses of almost $20 million and immediately wrote off $13 or $14 million of those loans. Substantially the $20 million is what was needed to get their total allowance for loan losses to a level that the FDIC felt comfortable with. The $13-$14 million charged-off loans are all related to this one individual.

Ross Haberman:  Oh, the $14 million was all related to this one president?

Mike Sperry: I would say 95% of it, I'm sure there were a few others but it was primarily his loans.

Ross Haberman: Okay, and will you from a strategic point of view just roll Rock Hill into Carolina First or, in order to keep that deferred asset, you have to keep this operation separate from your one or two branches in Rock Hill?

Mack Whittle: We'll separate the troubled loans and those will be managed totally separate but the core Rock Hill Bank will be integrated into the Carolina First subsidiary of The South Financial Group.

Ross Haberman: And will you keep their Board or what's going to happen to their individual Board?

Mack Whittle:  Members of their Board would serve in an advisory capacity.

Ross Haberman: And you have insulated yourself from any sort of liability with this acquisition of asset structure?

William Crawford: Yes, we're structuring it as a purchase of assets and assumption of liabilities, primarily deposit liabilities so we're not assuming liabilities we don't want.

Ross Haberman: So what will be left there is just a holding company with a bunch of TSFG stock?

William Crawford:  Correct.

Ross Haberman:  Okay, thank you.

William Crawford: --and the right to receive TSFG stock in the future under the earnout.

Ross Haberman:  Right, okay, thank you.

Moderator: Thank you, our next question comes from John Kline. Your line is now open.

John Kline: Sandler O'Neill again. Just following up on the liability assumption, you mentioned that you would be taking in broker deposits but what is the complexion of kind of the core deposit franchise there in terms of CDs, money market, savings, demand deposits and what's the average cost?

Ed Matthews: John, I'll take that. Again it's laid out in their 10-Q. Their non-interest bearing demand is roughly $10 million at June 30th. Interest bearing transaction accounts are about $16 million. They have about $27 million in savings and then you have the balance of the $213 [million] in time deposits and other deposits. Of that amount approximately $40 million is made up of brokered CDs. I don't have at my fingertips the cost of those deposits.

John Kline:  Is it above or below your cost?

Ed Matthews: I believe they are about comparable with ours. John, we'll follow up. Are you on the road today?

John Kline:  Yes, I am.

Ed Matthews: We'll follow up and leave you a voicemail on their 10-Q and tell you what their cost of liabilities is.

John Kline:  Okay, thank you.

Moderator: Thank you and just a reminder, if you would like to ask a questions, please press * and then 1 on your touch-tone phone. I would like to inform callers of the replay numbers of today's call. For domestic callers, please dial 1-800-873-8284, for international callers please dial 402-220-5310 and once again at this time if you would like to ask a question, please press *1. Thank you, Ross Haberman, your line is open.

Ross Haberman: Just one final question. Are there any conditions in terms of the size of their writedowns, if it turns out to be, I think you said, what, $13 million for the last quarter, if that number as you guys are running through your numbers, turns out to be $17 [million], for argument sake, is there an adjustment to the number of shares you're going to issue based on a certain pick up if the writedowns are bigger than what you see today?

Ed Matthews:  I think I'll refer your question to William Crawford, if I may.

William Crawford: Ross, the answer to that as it has been contemplated is that we would have a typical material adverse change condition in our definitive agreement but we've had people doing loan due diligence for almost a week now. And I don't think the thinking is that we would need something like that. I would defer to Mike Sperry to comment but I believe that we think we have our arms around it such that we would expect to only have your typical no material adverse change condition in the definitive [agreement].

Mike Sperry: Again, we're not finished yet. Until you're finished, but we've looked at all the large loans for example, our due diligence will be more extensive than normal. Forewarned is forearmed. So we will be going beyond just looking at files to looking at recordings, visiting properties and doing things of that nature just to absolutely confirm that just because I have a piece of paper that I actually have an asset. But again, we're not through yet but the numbers that we see that the FDIC created plus the ones we have done in addition to that, we don't really think that there is going to be a big difference.

Ross Haberman:  Okay, thanks again guys.

Moderator: Thank you and at this time I show no further questions. I'd like to turn this call back over to Mr. Ed Matthews.

Ed Matthews: Thank you again for joining us for the call and we look forward to talking to you again in mid-October for our third quarter earnings announcement.

THE SOUTH FINANCIAL GROUP


                          Asset Purchase Agreement with
                             Rock Hill Bank & Trust

                                 August 26, 2002

                    The forward-looking statements being made
                  today are subject to risks and uncertainties.
                   The South Financial Group's actual results
               may differ materially from those set forth in such
                  forward-looking statements. Reference is made
              to The South Financial Group's reports filed with the
                    Securities and Exchange Commission for a
                    discussion of factors that may cause such
                              differences to occur.

Rock Hill Bank & Trust Overview

--------------------------------------------------------------------------------

o        Headquartered in Rock Hill, South Carolina

o        Founded in May 1996

o        Wholly-owned subsidiary of THBT Financial Corporation
         (Nasdaq:  RHBT)

o        3 banking offices in York County (2 in Rock Hill; 1 in Fort Mill)

o        #3 market share in York County with 13%

o        As of June 30, 2002
         Assets       $251 million
         Loans        $203 million
         Deposits     $213 million

o        TSFG is largest shareholder owning 382,500 shares, or 22%


*  Source:  FDIC as of 6/30/01

Rock Hill Bank & Trust Overview

--------------------------------------------------------------------------------


o Lawsuits involving trust department in 2001; RHBT estimates remaining losses at $500,000

o 7/03/02: rock Hill Bank & Trust President & COO terminated in connection with commercial loan irregularities

o    7/03/02: Trading halted in RHBT stock (last price $14.35)

o    8/15/02: RHBT requests extension on 10-Q filing

o 8/19/02: RHBT reports loan charge-offs and additional provision for loan losses of $19.7 million

o    8/22/02: TSFG and RHBT announce non-binding letter of intent

o    On-going FDIC and state banking regulator investigations

Transaction Summary

--------------------------------------------------------------------------------


Terms                o        Asset purchase agreement using TSFG stock
                     o        Non-binding letter of intent
                     o        Due diligence on-going
                     o        Minimize potential, unwanted liabilities
                     o        RHBT Financial Corporation would remain in place

Structure:           o        Acquire substantially all of Rock Hill Bank &
                              Trust's assets and liabilities
                     o        Segregate irregular loans and write down to fair
                              value
                     o        Tax-free exchange

Purchase Price       o        $8.6 million base price ($5.00 per share)
                     o        Earnout  equal to 30% of recoveries from certain
                              charged-off loans and 50% of net recoveries under RHBT's blanket bond

Transaction Summary

--------------------------------------------------------------------------------



Consideration:*       o      430,017 shares of TSFG common stock for base price
                      o      334,440 shares, net of TSFG's investment in RHBT
                      o      Earnout payable in TSFG stock

Expected              o      Fourth quarter 2002
Closing:

Pricing:              o      Price/deposits excluding brokered CDs of 5.1%








*  Based on TSFG's closing stock price of $20.01 as of 8/21/02

Financial Impact

--------------------------------------------------------------------------------



o TSFG's 2003 EPS is based on a consensus analyst First Call estimate of $1.59 with 10% projected growth for 2004.

o Projections for 2003 use annualized YTD 2002 results for RHBT assuming growth of 8% for earning assets (after fair value loan adjustment), 10% for noninterest income, and 5% for noninterest expenses.

o    25% annual cost savings of 2002 annualized noninterest expenses

o    Net interest margin of 3.65%

o    Net loan charge-off rate of 0.50%

o    Core  deposit  premium  of  3%  with   amortization   over  10-year  period
     (sum-of-the-year-digits)

Financial Impact

--------------------------------------------------------------------------------



                                            2003                       2004
                                            ----                       ----


TSFG EPS Estimate (a)                       $1.59                      $1.75

Pro forma combined                          $1.63                      $1.80

         Accretion                          $0.04                      $0.05

         Accretion %                         2.6%                       2.8%



(a) Represents the consensus analyst First Call estimate for 2003

Note:  Based on the assumptions from the preceding slide







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


Attractive Market - York County, SC

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o    Purchase  will add 3 banking  offices in York county (2 in Rock Hill,  1 in
     Fort Mill)

o    Increase York County presence to 4 offices with 15% market share

o    Located in north-central SC just southwest of Charlotte, NC

o    Five-year projected population growth in excess of 10%

o    Ranks 1st among SC counties in median family income












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


Transaction Rationale

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o    Enhances  and  accelerates  existing  three-year  plan to  improve  overall profitability

o    Accretive pro forma financial impact

o Fits with plan to operate in superior high-growth markets in the Carolina and FL - Increases York County market share from 2% to 15%

o    Transaction structure to minimize potential, unwanted liabilities

o    Non-bind letter of intent with on-going due diligence









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




THE SOUTH FINANCIAL GROUP





                                 Nasdaq/NM: TSFG

                              www.thesouthgroup.com

                      For more information, please contact
                            Mary M. Gentry, Treasurer
                   864-255-4919, mary.gentry@thesouthgroup.com









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